                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               MaxWorldwide, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    539441105
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                                 (CUSIP Number)

          Elizabeth Wang                     Scott Kaufman
          DoubleClick Inc.                   Brobeck, Phleger & Harrison LLP
          450 West 33rd Street               1633 Broadway, 47th Floor
          New York, NY  10001                New York, NY 10019
          (212) 683-0001                     (212) 581-1600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 10, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                                                     Page 2 of 8
CUSIP NO. 539441105

                                       13D
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   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

                 DoubleClick Inc. 13-3870996
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   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)                                                         [ ]

        (b)                                                         [X]
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   3.   SEC Use only

--------------------------------------------------------------------------------
   4.   Source of funds (See Instructions)           00
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   5.   Check if disclosure of Legal Proceedings Is Required Pursuant
        to Items 2(d) or 2(e)                                       [ ]
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   6.   Citizenship or Place of Organization            Delaware
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Number of        7.    Sole Voting Power                     0
Shares          ----------------------------------------------------------------
Beneficially     8.   Shared Voting Power            4,800,000
Owned by Each   ----------------------------------------------------------------
Reporting        9.   Sole Dispositive Power         4,800,000
Person With     ----------------------------------------------------------------
                10.   Shared Dispositive Power               0
--------------------------------------------------------------------------------
  11.   Aggregate Amount Beneficially Owned by Each Reporting Person   4,800,000
--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Instructions)
--------------------------------------------------------------------------------
  13.   Percent of Class Represented by Amount in Row (11)              19.2%
--------------------------------------------------------------------------------
  14.   Type of Reporting Person (See Instructions)
              CO




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                                                                     Page 3 of 8

Item 1. Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of MaxWorldwide, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4499 Glencoe Avenue, Marina Del Rey, California 90292.

Item 2. Identity and Background.

         (a) The name of the person filing this statement is DoubleClick Inc., a Delaware corporation ("DoubleClick").

         (b) The address of the principal office and principal business of DoubleClick is 450 West 33rd Street, 16th Floor, New York, New York 10001.

         (c) DoubleClick is a leading provider of tools for advertisers, direct marketers and web publishers to plan, execute and analyze their marketing programs. DoubleClick's online advertising, email marketing and database marketing solutions help clients yield the highest return on their marketing dollar. In addition, DoubleClick's marketing and analytic tools help clients measure performance within and across channels. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of DoubleClick's directors and executive officers, as of the date hereof.

         (d) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, neither DoubleClick nor, to DoubleClick's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the individuals named on Schedule A is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         Pursuant to an Agreement and Plan of Merger, dated as of June 29, 2002 (the "Merger Agreement"), by and among the Issuer, DoubleClick, L90, a Delaware corporation ("L90"), DoubleClick Media, Inc., a Delaware corporation wholly owned by DoubleClick ("DoubleClick Media"), Picasso Media Acquisition, Inc., a Delaware corporation, and Lion Merger Sub, Inc., a Delaware corporation, DoubleClick Media and L90, through the transactions provided for in the Merger Agreement, each became a wholly-owned subsidiary of the Issuer. DoubleClick effected the disposition of




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                                                                     Page 4 of 8

its North American media business through this transaction. In exchange for contributing the capital stock of DoubleClick Media to the Issuer through the merger of DoubleClick Media with a wholly owned subsidiary of the Issuer, DoubleClick received 4.8 million shares of Issuer Common Stock and $5 million in cash. The cash may be subject to a post-closing adjustment. DoubleClick also has a right to receive an additional $6 million in cash in the future, contingent upon certain performance conditions being met by the Issuer.

         In connection with the merger, Mr. Kevin O'Connor, DoubleClick's Chairman will join the Board of Directors of the Issuer and members of DoubleClick Media's management team joined the Issuer's executive team. The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Statement, which is incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.

         (a) - (j) As described in Item 3 above, DoubleClick acquired its shares of Issuer Common Stock in connection with the disposition of its North American media business pursuant to the Merger Agreement. In connection with the merger, Mr. Kevin O'Connor, DoubleClick's Chairman will join the Board of Directors of the Issuer and senior members of DoubleClick Media's management team joined the Issuer's executive team.

         DoubleClick entered into a Stockholders Agreement, dated July 10, 2002 (the "Stockholders Agreement"), by and between William Apfelbaum and DoubleClick. Pursuant to this Stockholders Agreement, DoubleClick and William Apfelbaum have agreed to vote all of the Issuer stock held by them as of the date of the Stockholders Agreement or acquired by them in the future in favor of the slate of directors proposed by the Issuer at any annual or special meeting. This slate will consist of not more than nine designees and will include one designee of DoubleClick. This Stockholders Agreement will terminate if DoubleClick owns less than 5% of the total voting stock of the Issuer. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the copy of the Stockholders Agreement included as Exhibit 2 to this Statement, which is incorporated herein in its entirety by reference.

         As a result of the limited matters under the Stockholders Agreement, DoubleClick and William Apfelbaum may be deemed to be a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended
(the "Exchange Act"). The filing of this Statement shall not be construed as an admission that DoubleClick is, for purposes of 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this Statement other than the securities stated herein to be beneficially owned by DoubleClick. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock beneficially owned by William Apfelbaum.

         Depending on prevailing market, economic and other conditions, DoubleClick may from time to time acquire additional shares of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Issuer or further investments by it in the Issuer. DoubleClick intends to review its investment in the Issuer on an ongoing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to DoubleClick, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in the Issuer.

         Except as otherwise disclosed in this Statement, neither DoubleClick, nor to the knowledge of DoubleClick, any person named in Schedule A, has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;




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                                                                     Page 5 of 8

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) - (b) DoubleClick is the beneficial owner of 4.8 million shares of the Issuer Common Stock. This represents 19.2% of the issued and outstanding shares of the Issuer Common Stock. DoubleClick has shared power to vote or to direct the vote on the limited matters provided for in the Stockholders Agreement, but otherwise DoubleClick has sole power to vote or direct the vote and sole power to dispose or direct the disposition of its shares of Issuer Common Stock. Based on information contained in the L90 Form 10-K for the year ended December 31, 2001, William Apfelbaum was the beneficial owner of 2,379,681 shares of L90 common stock as of May 9, 2002. Shares of L90 common stock converted into Issuer Common Stock pursuant to the Merger Agreement on a one for one basis. As a result of the limited matters under the Stockholders Agreement, DoubleClick and William Apfelbaum may be deemed to be a "group" within the meaning of Section 13(d) of the Securities Exchange Act. The filing of this Statement shall not be construed as an admission that DoubleClick is, for purposes of 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this Statement other than the securities stated herein to be beneficially owned by DoubleClick. DoubleClick expressly disclaims beneficial ownership of any shares of Issuer Common Stock beneficially owned by William Apfelbaum. To the knowledge of DoubleClick, none of the persons named in Schedule A beneficially owns any shares of Issuer Common Stock.

         (c) Except for the acquisition by DoubleClick of the shares of Issuer Common Stock pursuant to the Merger Agreement, neither DoubleClick nor, to the knowledge of DoubleClick, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         DoubleClick entered into a Registration Rights Agreement, dated as of July 10, 2002 (the "Registration Rights Agreement"), by and between the Issuer and DoubleClick granting certain registration rights under the Securities Act of 1933, as amended, with respect to the shares of Issuer Common Stock issued to DoubleClick pursuant to the Merger Agreement, including demand and piggyback registration rights. Except in certain circumstances, these registration rights are exercisable on or after May 20, 2003. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the copy of the Registration Rights Agreement included as Exhibit 3 to this Statement, which is incorporated herein in its entirety by reference.

         Other than the Merger Agreement, Stockholders Agreement and Registration Rights Agreement, to the knowledge of DoubleClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         1. Agreement and Plan of Merger, dated as of June 29, 2002, by and among MaxWorldwide, Inc., L90, Inc., DoubleClick Inc., DoubleClick Media Inc., Picasso Media Acquisition Inc. and Lion Merger Sub, Inc. (Incorporated by reference to Exhibit 99.2 to DoubleClick's Current Report on Form 8-K, filed on July 11, 2002.)

         2. Stockholders Agreement, dated as of July 10, 2002, by and between DoubleClick Inc. and William Apfelbaum.

         3. Registration Rights Agreement, dated as of July 10, 2002, by and between MaxWorldwide, Inc. and DoubleClick Inc.



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                                                                     Page 6 of 8

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                          Date: July 22, 2002

                                          DOUBLECLICK INC.

                                          /s/ Bruce Dalziel
                                          --------------------------------------
                                          Bruce Dalziel
                                          Chief Financial Officer





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                                                                     Page 7 of 8

                                   Schedule A


------------------------------------------------------------------------------------------------------------------
Name                                        Present Principal Occupation Including    Address of Employer
                                            Name of Employer (if other than
                                            DoubleClick Inc.)
------------------------------------------------------------------------------------------------------------------
Inside Directors and Executive Officers
of DoubleClick Inc.
------------------------------------------------------------------------------------------------------------------
Kevin J. O'Connor                           Chairman of the Board of Directors        450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
Kevin P. Ryan                               Chief Executive Officer and Director      450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
Dwight A. Merriman                          Chief Technical Officer and Director      450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
Bruce Dalziel                               Chief Financial Officer                   450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
Thomas Boyle                                Corporate Controller                      450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
David Rosenblatt                            President                                 450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
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Brian Rainey                                Senior Vice-President & General           450 West 33rd Street,
                                            Manager-Abacus                            16th Floor
                                                                                      New York, New York 10001
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Christopher Saridakis                       Senior Vice-President of Global Sales     450 West 33rd Street,
                                            and Client Services                       16th Floor
                                                                                      New York, New York 10001
------------------------------------------------------------------------------------------------------------------
Courtland Cunningham                        Senior Vice-President-TechSolutions       450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
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Mok Choe                                    Chief Information Officer                 450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
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Jeffrey Silverman                           Senior Vice-President                     450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
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Jonathan Shapiro                            Chief Strategy Officer                    450 West 33rd Street,
                                                                                      16th Floor
                                                                                      New York, New York 10001
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Outside Directors
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David N. Strohm                             General Partner of several venture        2929 Campus Drive
                                            capital funds affiliated                  San Mateo, California 94403
------------------------------------------------------------------------------------------------------------------




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                                                                     Page 8 of 8

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                                            with Greylock
                                            Management Corporation
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Mark E. Nunnelly                            Managing Director of Bain Capital, Inc.   111 Huntington Avenue
                                            a venture capital group                   Boston, Massachusetts 02199
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W. Grant Gregory                            Chairman of Gregory & Hoenemeyer, Inc.,   666 Steamboat Road
                                            a merchant banking firm                   Greenwich, Connecticut 06830
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Donald Peppers                              Partner of Peppers and Rogers Group, a    Merritt on the River
                                            management consulting firm                20 Glover Avenue
                                                                                      Norwalk, Connecticut 06850
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Thomas S. Murphy                            Retired Chairman and Chief Executive      77 West 66th Street
                                            Officer, Capital Cities ABC, Inc.         New York, New York 10023
------------------------------------------------------------------------------------------------------------------

                            STATEMENT OF DIFFERENCES
                            ------------------------
The section symbol shall be expressed as..................................'SS'